EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2009
Excluding interest on deposits
Income before income tax expense and extraordinary gain	$16,067

Fixed charges:
Interest expense	10,372
One-third of rents, net of income from subleases (a)	569

Total fixed charges	10,941

Less: Equity in undistributed income of affiliates	(21)

Income before income tax expense, extraordinary gain, and fixed charges, excluding capitalized interest	$26,987

Fixed charges, as above	$10,941
Preferred stock dividends (pre-tax) (b)	3,435

Fixed charges including preferred stock dividends	$14,376

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.88

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$14,376
Add: Interest on deposits	4,826

Total fixed charges including preferred stock dividends and interest on deposits	$19,202

Income before income tax expense, extraordinary gain, and fixed charges, excluding capitalized interest, as above	$26,987
Add: Interest on deposits	4,826

Total income before income tax expense, extraordinary gain, fixed charges, and interest on deposits	$31,813

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.66

(a)	The proportion deemed representative of the interest factor.

(b)	Includes a one-time $1.6 billion pre-tax payment of TARP preferred dividends.